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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004
COMMISSION FILE NUMBER: 1-8887

TransCanada Pipelines Limited
(Translation of Registrant's Name into English)

450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Post-Effective Amendment No. 1 on Form F-9 to Registration Statement on Form F-10 (File No. 333-101140) of TransCanada PipeLines Limited:

1
Underwriting Agreement dated October 1, 2004 between TransCanada PipeLines Limited and the underwriters listed therein.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RHONDDA E.S. GRANT Rhondda E.S. Grant Vice-President and Corporate Secretary

October 4, 2004

EXHIBIT INDEX

1
Underwriting Agreement dated October 1, 2004 between TransCanada PipeLines Limited and the underwriters listed therein.

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SIGNATURE
EXHIBIT INDEX